UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-17287

Outdoor Channel Holdings, Inc.

(Exact name of registrant as specified in its charter)

43455 Business Park Drive

Temecula, California 92590

(951) 699-6991

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Outdoor Channel Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OUTDOOR CHANNEL HOLDINGS, INC.

Date: May 28, 2013	By:	/s/ Catherine C. Lee
Catherine C. Lee
Executive Vice President, General Counsel and Corporate Secretary